BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS A) hereby informs that received from shareholder Mr. Luiz Fernando Furlan, on the present date, correspondence presenting the following candidates for the election of the Board of Directors of the Company to occur at the Ordinary and Extraordinary General Shareholders’ Meeting convened on April 26, 2018 (“AGOE”): (i) Mrs. Luiza Helena Trajano Inácio Rodrigues; and (ii) Mr. Vicente Falconi Campos.

At the correspondence sent to the Company, Mr. Luiz Fernando Furlan states: “I understand that such appointments are aligned with the best interest of the shareholders and the Company, given the professional resume of the candidates and how much they can contribute to BRF. I believe it is relevant to inform that both candidates know the sector and the Company once they have already joined the Board of Directors of Sadia and/or BRF”.

The Company also informs that will resubmit the Shareholders’ Manual and other documents related to the AGOE in order to include the information received by shareholder Mr. Luiz Fernando Furlan regarding the new presented candidates.

São Paulo, April 13, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer